United States Securities and Exchange Commission
Washington, D.C. 20549

File No. 812-__________

In the matter of

FocusShares Trust; and

FocusShares, LLC

Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940, as Amended (the "Act") for an exemption from Sections 2(a)(32), 5(a)(l), 22(d), 22(e) and 24(d) of the Act and Rule 22c-l under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and (a)(2) of the Act.

All communications and orders to:	with copies to:

Erik Liik FocusShares Trust, and FocusShares, LLC 210 Summit Avenue Suite C11 Montvale, NJ 07645	George A. Marootian, Esq. FocusShares, LLC 210 Summit Avneue Suite C11 Montvale, NJ 07645

Page 1 of 42 pages (including
exhibits and notice)

I.	Introduction		3

II.	The Investment Products		4

	A.	The Applicants	5

	B.	The New Funds and the Indexes	5

	C.	Investment Objectives	6

	D.	Exchange Listing	7

	E.	Sales of New Fund Shares	8

	F.	Redemption	10

	G.	Pricing	15

	H.	Availability of Information Regarding New Fund Shares and the Indexes	15

	I.	Sales and Marketing Materials; Prospectus Disclosure	16

III.	Request for Exemptive Relief and Legal Analysis		16

IV.	Conditions		18

V.	Names and Addresses		18

VI.	Authorization and Signatures		19

	Appendix A - The Indexes and the New Funds		25

	Appendix B - Proposed Notice of Application		31

I.	Introduction

FocusShares, LLC (the "Adviser"), and FocusShares Trust (the ”Trust”),(collectively, the "Applicants") respectfully apply for and request an order (the "Order") to amend a prior order (the “Prior Order”) under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Sections 2(a)(32), 5(a)(l), 22(d), 22(e) and 24(d) of the Act and Rule 22c-l under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and (a)(2) of the Act.1 The Trust currently operates under the Prior Order. All defined terms contained in the prior applications (the “Prior Applications”) and the Prior Order are equally applicable to this Application unless expressly modified or altered herein.

The requested relief is substantially similar to relief previously granted by the Securities and Exchange Commission (the "SEC" or "Commission") in the Prior Order which permits the Trust, as an open-end management investment company, to create and operate series of investment portfolios (the "Equity Funds") that offer exchange traded shares ("Shares") with limited redeemability. Each Equity Fund is permitted to invest in a portfolio of equity securities generally consisting of the component securities of a specified equity securities index (an "Index"). Shares are purchased only in large aggregations of a specified number referred to as a "Creation Unit." Creation Units are separable upon issue into individual Shares, which are listed and traded at negotiated prices on a national securities exchange unaccompanied by a prospectus when prospectus delivery is not required by the Securities Act of 1933. The Shares themselves are not redeemable unless combined into a Creation Unit. Certain affiliated persons of the series are permitted to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units.

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1 Investment Company Act Release Nos. 20840 (October 31, 2007)(notice), 28040 (November 19, 2007)(corrective notice), and 28066 (November 27, 2007)(order).

The Applicants hereby request relief similar to that received with respect to the Equity Funds for new investment portfolios of the Trust (the "New Funds") that will offer Shares with limited redeemability which would, in turn, invest in a combination of equity securities and fixed-income securities ("Portfolio Securities"), as described herein.

Applicants also seek to amend the Prior order to permit the Trust to offer additional series in the future (“Future Funds”) that would, in turn, invest in fixed income securities alone (not in combination with equity securities).

The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The requested relief is substantially similar to the relief granted to the Applicants by the Commission in the Prior Order. The requested relief is also substantially similar to that granted to other fixed-income exchange-traded funds (hereinafter, "ETFs").2 Detailed information regarding the New Funds and their respective Indexes is set forth in Appendix A. The New Funds, the Equity Funds, and the Future Funds, together, are referred to herein as the "Funds."

No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the SEC.

II.     The Investment Products

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2 See ETF Advisors/Trust. Investment Company Act Release Nos. 25725 (September 3, 2002) (notice) and 25759 (September 27, 2002 (order): Barclays Global Fund Advisors. Investment Company Act Release Nos. 25594 (May 29, 2002)(notice) and 25622 (June 25, 2002)(order). as subsequently amended

A.	The Applicants

The Trust is a statutory trust organized under the laws of Delaware and has registered with the Commission as an open-end management investment company. Each of the New Funds will be a separate series of the Trust and will offer and sell its Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act. Each Trust is managed by a board of trustees (the "Board").

The Adviser is the investment adviser to the Trust. The Adviser is a limited liability company organized under the laws of the State of Delaware, with its principal office located in Montvale, New Jersey. It is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser may retain sub-advisers ("Sub-Advisers") for managing the assets of one or more of the New Funds for which it is the investment adviser. Any Sub-Adviser to a New Fund will be registered under the Advisers Act. The Adviser is a wholly-owned subsidiary of State Street Corporation.

The distributor to be appointed by the Trust (the “Distributor”) will be a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and a member of the National Association of Securities Dealers, and will serve as the principal underwriter for the Trusts.

Mergent, Inc., in conjunction with its wholly-owned subsidiary, Indxis Limited, is the “Index Provider” for the New Funds. Mergent, Inc. is a Delaware corporation with offices at 580 Kingsley Park Drive, Fort Mill, SC, and 477 Madison Avenue, Suite 410, New York, NY.

B.	The New Funds and the Indexes

The New Funds, except as noted herein, will operate in a manner identical to that of the Equity Funds that were the subject of the Prior Order. The New Funds are covered by U.S. Patent Application Serial No. 11/294,297 filed December 5, 2005, U.S. Patent Application Serial No. 11/757,441 filed June 4, 2007, and U.S. Provisional Patent Application No. 61/146,817 filed January 23, 2009. The Indexes identified below and described in Appendix A are the Indexes on which the New Funds are based and for which exemptive relief is currently requested:

>	Progressive Principal Protection 2015 Target Date Index
>	Progressive Principal Protection 2020 Target Date Index
>	Progressive Principal Protection 2025 Target Date Index
>	Progressive Principal Protection 2030 Target Date Index
>	Progressive Principal Protection 2035 Target Date Index
>	Progressive Principal Protection 2040 Target Date Index

The Trust intends to file an amendment to its Registration Statement under the Act and the Securities Act of 1933, as amended (the "Securities Act"), to reflect the existence of the New Funds.

No entity that creates, compiles, sponsors or maintains an Index is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trusts, the Adviser, the Distributor or any Sub-Adviser, or promoter to a New Fund.

C.	Investment Objectives

The Index Provider uses a proprietary rules-based methodology (“Index Methodology”) to construct and maintain the underlying index (the “Underlying Index”), which is comprised of U. S. Government STRIPS (Separate Trading of Registered Interest and Principal Securities or “Zero Coupon Bonds”, for purposes hereinbelow referred to as “Fixed Income Securities”) for principal preservation, and equity securities (the “Equity Securities”) for capital appreciation (together referred to as the “Component Securities”). Each New Fund seeks investment results that correspond generally with the total return performance, before fees and expenses, of the Underlying Index. The Underlying Index seeks to implement a long term strategy combining principal protection and capital appreciation in an Index Methodology that is consistent with the time horizon of the Target Date of each Fund.  The Index Provider will utilize some variety of “passive” or indexing investment approach.  This investment approach attempts to approximate the investment performance of the Underlying Index through quantitative analytical procedures.  The Adviser may fully replicate a New Fund’s Underlying Index or use a sampling strategy to track each New Fund’s Underlying Index.  A New Fund which utilizes a representative sampling strategy will hold a basket of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index (as compared to funds that use a replication strategy which invest in substantially all of the Component Securities of its Underlying Index in the same approximate proportions as in the Underlying Index). This sampling strategy is similar to the strategy of the Equity Funds. A more detailed description of the underlying Indexes and the Index Methodology is set forth in Appendix A.

Under the Prior Order, the Applicants provided that each Equity Fund would invest at least 90% of its total assets in common stocks that comprise the relevant Index. The application for the Prior Order states that an Equity Fund may invest up to 10% of its total assets in securities, options and futures not included in the relevant Index but which the Adviser believes would help the Equity Fund track the Index. Applicants wish to amend the Prior Order to provide that each Fund generally will invest at least 80% or 90% of its total assets, as disclosed in the relevant prospectus, in the securities that comprise the relevant Index. However, a Fund may at times invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds, as well as securities not included in its Index, but which the Adviser believes will help the Fund track its Index. At all times, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Index.

D.	Exchange Listing

The Trust is a registered open-end management investment company. Each Fund is an “exchange traded fund” (“ETF”). This means that shares of the Funds will be listed on NYSE Arca, Inc. or another national securities exchange or market as defined in Section 2(a)(26) of the Investment Company Act of 1940 (an “Exchange”) and traded in the secondary market in the same manner as other equity securities at market prices. Market prices for a Fund’s shares may be different from its net asset value per share (“NAV”). Each Fund will have its own CUSIP number and exchange trading symbol.

The Distributor will not maintain a secondary market in the Shares. One or more exchange specialists (each, a "Specialist") will be assigned to the Shares. As long as each Trust operates in reliance on the Order, the Shares will be listed on an Exchange.

E.	Sales of New Fund Shares

Each New Fund will offer, issue and sell its Shares to investors only in Creation Units through the Distributor on a continuous basis at the net asset value ("NAV") per share next determined after an order in proper form is received.

The issuance of Creation Units will operate in a manner identical to that of the Funds that are the subject of the Prior Order. Thus, except in unusual circumstances, Creation Units will be issued by a New Fund in exchange for the in-kind deposit of a portfolio of securities designated by the Adviser to correspond generally to the price and yield performance of the New Fund's Underlying Index (the "Deposit Securities" or "Creation List") plus a specified cash payment. Similarly, a Creation Unit will be redeemed by the New Fund in exchange for Portfolio Securities of the New Fund ("Fund Securities") and a specified cash payment.3 Fund Securities received on redemption may not be identical to Deposit Securities deposited in connection with creations of Creation Units for the same day.

In order for the Trust to preserve maximum efficiency and flexibility, the Series Trust reserves the right to determine in the future that Shares of one or more of the New Funds may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Series Trust and the Adviser believed such method would substantially minimize the Trust's transactional costs or would enhance the Trust's operational efficiencies. For example, on days when a substantial rebalancing of a New Fund's portfolio is required, the Adviser might prefer to receive cash rather than in-kind bonds so that it has the liquid resources at hand to make the necessary purchases. If a New Fund were to receive individual bonds "in-kind" on such a day, it would have to sell many of those bonds and immediately acquire new bonds to properly track its relevant Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the New Fund had received payment for the Creation Units in cash.

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3 A Creation Unit Aggregation is usually purchased or redeemed from the Funds for a basket of Deposit Securities or Fund Securities that corresponds pro rata, to the extent practicable, to the securities held by the Funds plus a specified cash payment. In some cases, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Fund Securities and a true pro rata slice of a New Fund's portfolio.

Creation Units

Creation Units may vary in size from New Fund to New Fund, but will in each case be aggregations of at least 50,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by investment companies, whether acquired directly from a New Fund or in the secondary market, will be subject to the restrictions of Section 12(d)(l) of the Act.

Orders

Orders to purchase Creation Units may be placed by or through an "Authorized Participant," which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System of the National Securities Clearing Corporation (the "NSCC"), a clearing agency that is registered with the SEC, or (2) a Participant in DTC, which in either case has executed an agreement with the Trust and with the Distributor with respect to creations and redemptions of Creation Units ("Participant Agreement"). An order to purchase or redeem Creation Units can only be placed by or through an Authorized Participant that has signed a Participant Agreement. To initiate an order for a Creation Unit Aggregation of a New Fund, the Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (the "Order Cut-Off Time") on the relevant Business Day. Except as described below, the Order Cut-Off Time is the close of regular trading of the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time) for purchases of Shares. In the case of custom orders the Order Cut-Off Time is expected to be no later than 2:00 p.m. Eastern Time. In any event, the Order Cut-Off Time will be disclosed to Authorized Participants through the Participant Agreement and/or each Fund's current prospectus ("Prospectus"). On days when the Exchange or bond markets close earlier than normal, the New Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. Eastern Time.

The Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately-available or same-day funds estimated by the Trust to be sufficient to pay the Cash Component next determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the Creation Unit.

F.	Redemption

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a New Fund. Creation Unit aggregations will be redeemable at the NAV next determined after receipt of a request for redemption by a New Fund. Shares generally will be redeemed in Creation Units in exchange for Fund Securities. The Trust's custodian, through the NSCC, makes available immediately prior to the opening of business on the Exchange (9:30 a.m., Eastern Time) on each day that the Exchange is open for business, the list of Fund Securities (the "Redemption List") that will be applicable (subject to possible amendment or correction in light of an administrative error in compiling the Creation or Redemption List) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. This will be the case because the Redemption List may identify the Fund Securities currently held in the New Fund's portfolio. As discussed above in the section entitled "Investment Objectives," under certain limited circumstances, a New Fund may be holding securities which are (i) scheduled to be added, but not yet added, to the relevant Index, (ii) deleted from the relevant Index but not yet deleted from the New Fund's portfolio or (iii) not included in the relevant Index due to regulated investment company compliance requirements.

Each New Fund will have the right to make redemption payments in cash, in-kind, or a combination of each, provided the value of its redemption payments equals the NAV per Share. At the discretion of the New Fund, a beneficial owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm's restricted list. The Applicants currently contemplate that, unless cash redemptions are available or specified for a New Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus a "Cash Redemption Amount" (collectively a "Fund Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities less the redemption Transaction Fee. The Cash Redemption Amount may include an appropriate "Dividend Equivalent Payment."4 To the extent that any amounts payable to a New Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the New Fund. A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit.

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4 A "Dividend Equivalent Payment" is an amount equal, on a per Creation Unit basis, to the dividends on all Deposit Securities with ex-dividend dates within the accumulation period for such distribution, net of expenses and liabilities for such period, as if all of the Deposit Securities had been held by the Fund for the entire period.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemptions delayed, except as provided by Section 22(e) of the Act and the terms of the Prior Order.

Because each New Fund generally will redeem Creation Units in-kind, a New Fund will not have to maintain significant cash reserves for redemptions. This will allow the assets of each New Fund, under normal circumstances, to be committed as fully as possible to tracking its Index. Accordingly, each New Fund will be able to track its Index more closely than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

Settlement and Clearing

The Deposit Securities and Fund Securities of each New Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; through DTC for Equity Securities and U.S. corporate and non-corporate (other than U.S. government) Fixed Income securities; and Euroclear, or other foreign settlement system for non-U.S. fixed income securities. The Shares will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC. As with the settlement of domestic ETF transactions outside of the NSCC Continuous Net Settlement System (the "CNS System"), (i) Shares of the New Funds, Equity securities, and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC, (ii) non-U.S. corporate and non-corporate bonds will clear and settle through Euroclear or another foreign clearance and settlement system, and (iii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will settle as follows: on settlement date (T + 3) an Authorized Participant will transfer Deposit Securities that are Equity Securities or U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the New Funds' Custodian, Deposit Securities that are non-U.S. Equity Securities or Fixed Income Securities through Euroclear, or other foreign settlement system, to an account maintained by the New Fund's custodian or subcustodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered.) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a New Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the New Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities that are Equity Securities and corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Fund Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System.

Shares of each New Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to domestic equity-based ETF's using the CNS System, Creation Units are deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transaction for Shares of the New Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a create) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System; therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Securities, the New Funds will hold the collateral until the delivery of such Deposit Security. The New Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the New Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transaction, the New Funds will be protected from failure to receive Creation Units because the Custodian will not effect the New Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the New Fund's transfer agent, has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the New Funds plan to settle transactions- in U.S. Equity Securities, U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the New Funds.

G.	Pricing

The trading and pricing of shares in the secondary market will occur in a manner identical to the trading and pricing of the Equity Funds that are the subject of the Prior Order.

H.	Availability of Information Regarding New Fund Shares and the Index

Except as noted herein, Applicants expect that information regarding the New Funds and the Indexes will be made available exactly as described in the Prior Order.  Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Cash Component (including where applicable, the Dividend Equivalent Payment) as of the previous Business Day, per outstanding Share, will be made available. The Custodian intends to provide an estimated Cash Component, adjusted through the close of the trading day, to the Exchange. An amount per Fund Share representing the sum of (i) the estimated Cash Component and (ii) the current value of the Deposit Securities, on a per Fund Share basis, will be calculated every 15 seconds by the Exchange or an independent third party during the Exchange's regular trading hours and disseminated every 15 seconds by the independent third party, if applicable, and by the Exchange through the facilities of the Consolidated Tape Association. The Exchange will not be involved in, or responsible for, the calculation of the estimated Cash Component nor will it guarantee the accuracy or completeness of the estimated Cash Component. Neither the Series Trust nor any New Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Cash Component and the current value of the Deposit Securities, and will make no warranty as to its accuracy. The Indexes are calculated and published once a day, not every 15 seconds during the day. Each New Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Cash Component. The NAV for each New Fund will be calculated and disseminated daily. In addition, a website that will include each New Fund's Prospectus and SAI, the applicable Index, the prior business day's net asset value and the reported midpoint of "bid and ask" and a calculation of the premium or discount of such price against such net asset value, the Component Securities of the Index and a description of the methodology used in its computation will be maintained. The website will be publicly available prior to the public offering of Shares.  End-of-day prices of the New Fund's Deposit Securities are readily available from various sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as EDC, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. The previous day's closing price and volume information for the Shares will be published daily in the financial sections of many newspapers. In addition,

Applicants expect, given the past history of shares of other ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

I.	Sales and Marketing Materials; Prospectus Disclosure

With respect to the New Funds' prospectus, SAI, Product Description and shareholder reports, and any marketing or advertising materials, the approach regarding disclosure will be identical to that of the Equity Funds that are the subject of the Prior Order.

III.	Request for Exemptive Relief and Legal Analysis

Applicants request an order to amend the Prior Order which permits: (a) the Trusts as open-end management investment companies to issue Shares of the Equity Funds with limited redeemability; (b) secondary market transactions in the Shares to occur at negotiated prices; (c) dealers to sell Shares to purchasers in the secondary market unaccompanied by a prospectus when delivery is not required by the Securities Act; and (d) certain affiliated persons of the Equity Funds to deposit securities into, and receive securities from, the Equity Funds.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, subject to the same terms, provisions and conditions of the Prior Order, except as amended by this application.

The New Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Equity Funds for which the Commission has already granted exemptive relief. The requested relief would amend the Prior Order to apply to the New Funds.

Applicants believe that Shares of New Funds afford significant benefits in the public interest. Among other benefits, availability of Shares would provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual tradable Shares, a low-cost market-based combined equity and fixed income product that can be traded throughout the day at prices that reflect minute by minute conditions rather than end of day prices; provide investors with an opportunity to diversify their portfolios by purchasing a combination of equity and fixed income securities at a low cost and with significantly lower transaction costs than if they purchased individual mutual funds with similar objectives; provide a security that should be freely available in response to market demand; provide progressive principal protection as of a target date with Zero Coupon Bonds and capital appreciation through equity indexes; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

With respect to the exemptive relief specified below regarding Section 17(a)(l) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

"the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act]."

The sale and redemption of a Creation Unit of each New Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Series Trust at their NAV. The Portfolio Deposit for each New Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve "overreaching" by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Series Trust's policy and that of each New Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior Order and to other ETFs.

IV.	Conditions

  Applicants agree that any amended order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order.

V.	Names and Addresses

  Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this application.

VI.	Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated as of January 29, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page.  Also, Applicants have attached as an exhibit to the Application the proposed notice of Application.  Erik Liik is authorized to sign and file this document on behalf of FocusShares Trust pursuant to the general authority vested in him as CEO and President of FocusShares, LLC, the investment advisor of the Trust.  Erik Liik is authorized to sign and file this document on behalf of FocusShares, LLC Inc., pursuant to the general authority vested in him as CEO and President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

FocusShares Trust	FocusShares, LLC

By: /s/ Erik Liik	By: /s/ Erik Liik

Name:Erik Liik	Name: Erik Liik
Title: CEO and President,	Title: CEO and President
FocusShares, LLC	FocusShares, LLC
Dated: January 29, 2009	Dated: January 29, 2009

STATE OF NEW JERSEY	)
:ss.:
COUNTY OF BERGEN	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of FocusShares Trust, and that he is the CEO and President of FocusShares, LLC, investment Advisor to such entity, and is authorized to sign the application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize deponent to execute and file such taken.  Deponent further says that he is familiar with such in and that the facts therein set forth are true to the best of his belief.

FocusShares Trust

By:	/s/ Erik Liik

Name:	Erik Liik
Title:	CEO and President,
FocusShares, LLC

Subscribed and sworn to before me, a notary public, this 29th day of January, 2009.

/s/ Robert Spirig_________
Notary Public

My commission expires: 4/21/2009

STATE OF NEW JERSEY	)
:ss.:
COUNTY OF BERGEN	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of FocusShares, LLC, that he is the CEO and President of such entity, and is authorized to sign the application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FocusShares Trust

By:	/s/ Erik Liik

Name:	Erik Liik
Title:	CEO and President,
FocusShares, LLC

Subscribed and sworn to before me, a notary public, this 29th day of January, 2009.

/s/ Robert Spirig_________
Notary Public

My commission expires: 4/21/2009

AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated as of January 29, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Erik Liik is authorized to sign and file this document on behalf of FocusShares Trust, pursuant to the general authority vested in him as CEO and President of FocusShares, LLC, investment advisor to such entity.

FocusShares Trust

By:	/s/ Erik Liik

Name:	Erik Liik
Title:	CEO and President,
FocusShares, LLC

Dated: January 29, 2009

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated as of January 29, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Erik Liik is authorized to sign and file this document on behalf of pursuant to the general authority vested in him as CEO and President of FocusShares, LLC.

FocusShares Trust

By:	/s/ Erik Liik

Name:	Erik Liik
Title:	CEO and President,
FocusShares, LLC

Dated:  January 29, 2009

Verification of Application and Statement of Fact

State of New Jersey	)
:ss.:
County of Bergen	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated as of January 29, 2009 for and on behalf of FocusShares Trust; that he is the CEO and President of FocusShares, LLC, investment advisor to such entity, and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FocusShares Trust

By:	/s/ Erik Liik

Name:	Erik Liik
Title:	CEO and President,
FocusShares, LLC

Subscribed and sworn to before me, a notary public, this 29th day of January, 2009.

/s/ Robert Spirig_________
Notary Public

My commission expires: 4/21/2009

Verification of Application and Statement of Fact

State of New Jersey	)
:ss.:
County of Bergen	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated as of January 29, 2009 for and on behalf of FocusShares, LLC; that he is the CEO and President of such company; and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FocusShares Trust

By:	/s/ Erik Liik

Name:	Erik Liik
Title:	CEO and President,
FocusShares, LLC

Subscribed and sworn to before me, a notary public, this 29th day of January, 2009.

/s/ Robert Spirig_________
Notary Public

My commission expires: 4/21/2009

Appendix A - The Indexes and the New Funds

(1.)	Index Description and Investment Objective

The Funds seek to replicate the total return performance, before fees and expenses, of their Underlying Indexes.  Each Underlying Index is comprised of U.S. Government Zero Coupon Bonds and Equity Securities structured in an allocation specifically designed to preserve principal and invest for capital appreciation in a manner consistent with investors expecting to retire or otherwise utilize funds in the year of the Target Date.

Each Underlying Index has been initially designed to provide investors with 50% principal protection upon the conclusion of its investment time horizon (“Target Date”) assuming the funds are not sold prior to that point in time.  This objective is achieved through the use of U.S. Government STRIPS (Zero Coupon Bonds) maturing at or in the years immediately prior to the Target Date, and these bonds will increase in their percentage terms of the Underlying Index as the Underlying Index increases in total value.

Each Underlying Index will gradually rebalance its allocation of Zero Coupon Bonds and Equity Securities throughout the life of the Index.  These incremental rebalancings will be implemented at the beginning of any year immediately following a previous year in which the Underlying Index’s closing value on December 31 is higher than all year end December 31 closing values previous..  Under such a rebalancing, a calculation is used to determine the percentage of the overall Underlying Index to be invested in Zero Coupon Bonds, all of which will fully mature in the year of or the years immediately preceding the Target Date.  The additional percentage amount of U.S. Government Zero Coupon Bonds to be added to the Underlying Index on an annual basis is determined by systematic calculations defined in the rules of the Underlying Index. After such rules have determined the face value amounts of Zero Coupon Bonds to be allocated, all remaining assets will continue to be invested in the equity portion of the Underlying Index.

The Underlying Index may also rebalance its allocation of Zero Coupon Bonds and Equity Securities at the inception date of the Fund in order to ensure 50% principal preservation of the Fund’s investor principal at Target Date, if necessary to do so at such inception date.

The Underlying Index will not rebalance its allocation of Zero Coupon Bonds and Equity Securities in years immediately following a previous year in which the Underlying Index’s closing value on December 31 was not higher than that of all previous years’ December 31 closing values.

The Underlying Index and each Fund seeking to replicate that Index describe in their names the investment time horizon or “Target Date” and therefore follow an investment strategy designed for investors expecting to retire or withdraw their funds on or about that Target Date.  Each Fund, therefore, will seek to replicate the Underlying Index which will be comprised of U.S. Government Zero Coupon Bonds and Equity Securities structured in an allocation specifically designed to preserve principal and invest for capital appreciation in a manner consistent with investors expecting to retire or otherwise utilize funds in the year of the Target Date.

(2.)	Eligibility Criteria and Other Requirements for U. S. Government STRIPS (Separate Trading of Registered Interest and Principal Securities or Zero Coupon Bonds):

The fixed income STRIPS portion of each of the six Progressive Principal Protection Target Date Indexes are comprised of 12 U.S. Treasury STRIPS (Zero Coupon Bonds) with sequential maturities in intervals of three or six months where available. The weight of each Treasury STRIP is equal to its price divided by the sum of the prices of all 12 Treasury STRIPS in the fixed income portion of the index.

Maturity Dates of all bonds will range from 2012 to 2015 for the 2015 Target Date Fund, 2017 to 2020 for the 2020 Target Date Fund, 2022 to 2025 for the 2025 Target Date Fund, 2027 to 2030 for the 2030 Target Date Fund, 2029 to 2035 for the 2035 Target Date Fund, and 2032 to 2038 for the 2040 Target Date Fund.

Within the U. S. Government STRIPS (Zero Coupon Bonds) allocation of the Underlying Index, the bonds are structured in an equal par weighted, also known as price weighted, structure in which the weight of each Treasury STRIP is equal to its price divided by the sum of the prices of all 12 Treasury STRIPS in the fixed income portion of the index.

(3.)	Eligibility Criteria and Other Requirements for Equity Index Components

The equity issues incorporated in the United States must trade on the NYSE, AMEX or NASDAQ. The equity issues incorporated in countries other than the United States must trade on the NYSE, AMEX or NASDAQ as American Depositary Receipts, Ordinary Shares, or Common Shares. Real estate investment trusts and limited partnerships are not considered for inclusion in the index. The universe of potential equities constituents includes all issues covered by Ford Equity Research (“Ford Equity”) , an independent investment research firm based in San Diego, California. The issues must have a minimum market capitalization of US $500 million as of each December 31 and have an average daily cash volume in November and December of at least US $1 million prior to each Annual Reconstitution Date on the last trading date in January.

Issues incorporated in the United States are segmented into three market cap styles as of each December 31.  Issues with a market capitalization greater than or equal to US $500 million and less than or equal to US $2 billion are classified as small cap companies; market caps greater than US $2 billion and less than or equal to US $5 billion are classified as mid cap companies; and market caps greater than US $5 billion are considered large cap

Value stocks within each market cap segment are selected by extracting as all issues with the lowest Price to Book Ratio that in the aggregate equal 50% of the total market capitalization of each market cap segment in the Ford Equity database.

From the universe of value companies the 50 issues with the lowest Price to Value Ratio (PVA) on the Ford Equity database are selected for each market cap segment. From the universe of value companies the 50 issues with the lowest Price to Value Ratio (PVA) on the Ford Equity database are selected for each market cap segment. Price to Value Ratio is the current price of an issue dividend by its intrinsic value as calculated by Ford Equity Research.

The Intrinsic value analysis used by Ford Equity Research is based on the well-established principle that the value of any investment security is equal to the present worth of all future payments to the holder. In applying this principle to a common stock, the future payments are taken to be dividends plus the price at which the stock could be expected to sell at the end of a growth period (typically 10 years). Present worth is found by discounting these future payments using a discount rate which depends on the stock’s quality rating.

To determine the discount rate, a "basic discount rate" is first established which is approximately equal to the yield on top-rated long-term bonds.  Recognizing that increased risk demands an increased rate of return, the discount rate for a particular stock is found by adding one-half percentage point to the basic discount rate for each increment in the stock’s quality rating. In other words, if the basic discount rate is 7.0%, the discount rate will be 7.5% for an A+ stock, 8.0% for an A stock, and so on up to 11.5% for a C- stock.

The estimated earnings growth rate is another key factor in the intrinsic value analysis. Both earnings and dividends are assumed to grow at this rate throughout the growth period. Since it is not believed reasonable to extrapolate current growth rates beyond the end of the growth period, it is assumed that the growth rate returns to a nominal value at the end of the growth period and that the stock’s price will be equal to the earnings at the time divided by the discount rate. In other words, if the discount rate for a particular stock is 8%, the stock is assumed to sell at a price to earnings ratio of 12.5 at the end of the growth period.

Having established the discount rate, the dividend payments during the growth period, and the estimated price at the end of the growth period, the intrinsic value of a stock can now be calculated using a standard present worth analysis. While the intrinsic value calculation is obviously subject to a number of assumptions and uncertainties, it does provide an estimate of a "reasonable" price for the stock which properly reflects current earnings, dividend payout, growth rate, investment quality, and current interest rate levels. Intrinsic value analysis is based on long-term trends and is intended primarily as a guide to long-term investment decisions.

Growth stocks within each market cap segment are selected by extracting all issues with the highest Price to Book Ratio that in the aggregate equal 50% of the total market capitalization of each market cap segment in the Ford Equity database.  From this universe of growth companies the 50 issues with the highest Five-Year Earnings Per Share Growth Rate Ratio on the Ford Equity database are selected for each market cap segment

The international constituents represent the 50 issues with the highest average daily cash volume for the November and December prior to each Annual Reconstitution Date that have a Price To Value Ratio (PVA) of less than one and have a positive Five-Year Earnings Per Share Growth Rate.

The result is the creation of the following seven equity asset classes:

•	U.S. Small Cap Value
•	U.S. Small Cap Growth
•	U.S. Mid Cap Value
•	U.S. Mid Cap Growth
•	U.S. Large Cap Value
•	U.S. Large Cap Growth
•	International

The seven equity asset classes of the Progressive Principal Protection Target Date Indexes are equally weighted. Industry Sectors are capped at a maximum of 20% on each Annual Reconstitution Date, but are allowed to float between reconstitution dates. Industry Sectors are defined as Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities.

Constituents within each of the seven equity asset classes of the Progressive Principal Protection Target Date Indexes are initially equally weighted unless doing so would violate the maximum Industry Sector weighting. If an Industry Sector initial weight is greater than 20%, its excess weight is distributed equally among the remaining Industry Sectors in proportion to their original weights. If the redistribution among the remaining Industry Sectors results in an Industry Sector having a weight in excess of 20%, the iterative process is run until all Industry Sectors are capped at a maximum of 20%. The resulting constituent weights are then multiplied by 1/7th so that each of the seven equity classes is equally weighted on the reconstitution date.

The initial number of equity constituents on each Annual Reconstitution Date is three hundred fifty (350).  Companies are removed for corporate actions during the year, but there are no replacement constituents, thus the equity portfolio may contain less than 350 constituents between annual reconstitution dates. If a constituent is removed due to a corporate action (e.g., acquisition, etc.), its weight is proportionally redistributed to the other constituents based on their weights as of the corporate action date. This is accomplished by changing the index divisor.

The total weight of the equities portion of Principal Protected Target Date Indexes is determined by subtracting the fixed income portion from 100%.

Calculation

The equity portion of each Underlying Index is calculated using an equally weighed methodology within each of the seven equity asset classes. Each equity asset class is equally weighted on the Annual Reconstitution Date. The asset class weights will float between Annual Reconstitution dates; thus, it is probable that the asset classes will not be equally weighted between Annual Reconstitution Dates.

Index Reconstitution

The equity portion of each Underlying Index is reconstituted once a year after the close of business on the last trading day in January according to the Index Provider’s proprietary screening methodology. The weights of the companies in the Index are based on their market capitalization as of the last trading day in December.

The Index Provider reserves the right to add or delete a stock from the Index in special circumstances.

Index Maintenance

Share adjustments to reflect a split, a reverse split or stock dividend will be made on the action’s effective date. Such changes do not require an adjustment to the divisor and are processed automatically.

For changes in a company’s shares outstanding due to a merger, acquisition or spin-off, an adjustment to the stock’s index shares will be made effective after the close on the effective date of the corporate action.

Dividend Payments: Dividend payments will be re-invested in the Total Return Index on the ex-dividend date.

Mergers:  In the event of a merger between two companies included in any of the Progressive Principal Protection Target Date Indexes, the common shares of the surviving issuer will continue to be represented in the Index. In the event of a merger between a company in the Progressive Principal Protection Target Date Indexes and a company not in the Progressive Principal Protection Target Date Indexes, the permanence shall be evaluated by The Index Provider.

Acquisitions:  A company will be dropped from the Index in the case of its acquisition.

Bankruptcy or Prolonged Trading Suspension:  In the event of bankruptcy, the stock will be removed from the Index effective after the close on the date of the filing. In the event that trading in an Index constituent is suspended, the Calculator in consultation with The Index Provider shall decide whether the stock will be removed from the Index as soon as applicable. For purposes of minimizing impact to each applicable Index, the stock to be deleted will be removed at the value at which it last traded.

Delisting: In the event a company is de-listed from the NYSE, ASE, or NASDAQ, the company will be removed from the FocusShares Progressive Principal Protection Target Date Indices.

Index Changes Dissemination

The Index Provider will be the primary disseminator of information regarding changes to the Index.

Index Calculation and Dissemination

The FocusShares Progressive Principal Protection Target Date Indexes are calculated by The Index Provider using the last traded price for each component equity security in the Index from the relevant exchanges and markets.

If trading in a stock or bond is suspended prior to the market opening, the stock’s adjusted closing price from the previous day will be used in the Index calculation until trading commences.  If trading in a stock or bond is suspended while the relevant market is open, the last traded price for that stock will be used for all subsequent Index calculations until trading resumes.

Dividend Treatment

The Funds do not take normal dividend payments into account.  Special dividends require an Index Divisor adjustment to prevent such distributions from distorting the Index.

Maintenance of the Index

Divisor Changes

Changes to the FocusShares Progressive Principal Protection Target Date Indexes compositions due to corporate actions or component eligibility changes may require Index Divisor adjustments.  Adjustments are made for the following occurrences: component stock replacements, certain share issuances and share repurchases, spin-offs, special cash dividends and rights offerings.

Divisor changes are usually made on the date the corporate action becomes effective.  For example, Index Provider uses the ex-dividend date rather than the payment date to determine when making divisor adjustments.

Share Changes

Unscheduled share changes due to corporate actions may be processed the same day they are announced, depending on the time the details are received by Index Provider  In such cases, the Index Divisor changes may become effective that same day, and immediately announced on Index Provider’s publicly available website Stock splits and reverse splits do not require Index Divisor adjustments because the corresponding change to the stock price equally offsets the number of shares outstanding, therefore not affecting the component stock’s market capitalization.

The following table lists the Funds and their expected asset allocation as of inception and according to their Underlying Index:

	TD 2015	TD 2020	TD 2025	TD 2030	TD 2035	TD 2040
T - STRIP 2015 Index	44.00%
T - STRIP 2020 Index		34.06%
T - STRIP 2025 Index			29.02%
T - STRIP 2030 Index				24.05%
T - STRIP 2035 Index					22.02%
T - STRIP 2040 Index						21.04%
Index Provider Large Cap Grth	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%
Index Provider Large Cap Val	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%
Index Provider Mid Cap Grth	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%
Index Provider Mid Cap Val	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%
Index Provider Small Cap Grth	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%
Index Provider Small Cap Val	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%
Index Provider International	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

The Minimum Creation Unit Aggregation for each New Fund is 50,000 shares.  The Approximate Price of a Creation Unit for each New Fund is $1,000,000.  The Approximate Price of a New Fund Share is $20.00.

Appendix B - Proposed Notice of Application

SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. _________________; ]

FocusShares Trust, et al.; Notice of Application

January 29, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend a prior order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(l), 22(d), 22(e) and 24(d) of the Act and rule 22c-l under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(l) and (a)(2) of the Act.

Summary of Application: The Applicants request an order to amend a prior order that permits: (a) each Trust, an open-end management investment company, to issue exchange-traded shares ("Shares") that can be redeemed only in large aggregations ("Creation Units"); (b) secondary market transactions in Shares at negotiated prices; (c) dealers to sell Shares to purchasers in the secondary market unaccompanied by a prospectus when prospectus delivery is not required by the Securities Act of 1933; and (d) certain affiliated persons to deposit Portfolio Securities into, and receive Portfolio Securities from, the Trust in connection with the purchase and redemption of Creation Units ("Prior Order").1 Applicants seek to amend the Prior Order in order to offer six new series (the "New Funds") based on a combination of equity security and fixed income security indexes, and future series (the "Future Funds") based on fixed income security indexes alone.

Applicants: FocusShares Trust (“Trust”), and FocusShares, LLC (“Adviser”).  Filing Date: The application was filed on ______________.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ______, 2009, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, 1.Investment Company Act Release Nos. 20840 (October 31, 2007) (notice), 28040 (November 19, 2007)(corrective notice),  and 28066 (November 27, 2007)(order).  The applications on which the Prior Order was issued are referred to as the “Prior Applications.” The reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, DC 20549-1090. Applicants, c/o George A. Marootian, FocusShares, LLC, 210 summit Avenue, Suite C-11, Montvale, NJ 07645

For Further Information Contact: ____________ at (202) 551-_____(Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Desk, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, DC 20549-0102.

Applicants' Representations:

1.           The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as an open-end management investment company. The Adviser, an investment adviser registered under the Investment Advisers Act of 1940, will serve as investment adviser to each of the New Funds, as defined below. The Distributor, a broker-dealer unaffiliated with the Adviser and registered under the Securities Exchange Act of 1934, serves as the principal underwriter for the New Funds.

2.           The Trust is currently permitted to offer several series based on securities indices in reliance on the Prior Order.2 Applicants seek to amend the Prior Order to permit the Trusts to offer new series based on a combination of equity securities and fixed-income securities indexes (the "New Funds") that, except as described in the application, would operate in a manner identical to the existing series of the Trust that are subject to the Prior Order. Each New Fund will invest in a portfolio of securities generally consisting of the Component Securities of specified equity securities and fixed-income securities indexes (the "Indexes"). The respective investment objective of each Fund will be to provide investment results that correspond, before expenses, generally to the price and yield performance of the relevant Indexes. In seeking to achieve the respective investment objective of each Fund, the Adviser will utilize some variety of "passive" or indexing investment approach. This investment approach attempts to approximate the investment performance of the relevant Indexes through quantitative analytical procedures. The Indexes and Funds that are proposed in this amendment are set forth below:

FUND	INDEX
FocusShares Progressive Principal Protection 2015 Target Date Fund	Progressive Principal Protection 2015 Target Date Index
FocusShares Progressive Principal Protection 2020 Target Date Fund	Progressive Principal Protection 2020 Target Date Index
FocusShares Progressive Principal Protection 2025 Target Date Fund	Progressive Principal Protection 2025 Target Date Index
FocusShares Progressive Principal Protection 2030 Target Date Fund	Progressive Principal Protection 2030 Target Date Index
FocusShares Progressive Principal Protection 2035 Target Date Fund	Progressive Principal Protection 2035 Target Date Index
FocusShares Progressive Principal Protection 2040 Target Date Fund	Progressive Principal Protection 2040 Target Date Index

_____________
2 Investment Company Act Release Nos. 20840 October 31, 2007)(notice), 28040 (November 19, 2007)(corrective notice), and 28066 (November 27, 2007)(order).  The applications on which the Prior Order was issued are referred to as the “Prior Applications.”

Applicants state that all discussions contained in the application for the Prior Order are equally applicable to the New Fund, except as specifically noted by applicants in the application (as summarized in this notice). Applicants believe that the requested relief continues to meet the necessary exemptive standards.

3.           Under the Prior Order, the applicants provided that each Equity Fund would invest at least 90% of its total assets in common stocks that comprise the relevant Index. The application for the Prior Order states that an Equity Fund may invest up to 10% of its total assets insecurities, options and futures not included in the relevant Index but which the Adviser believes would help the Equity Fund track the Index. Applicants wish to amend the Prior Order to provide that each Fund generally will invest at least 90% of its total assets in the securities that comprise the relevant Index; however, a Fund may at times invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds, as well as securities not included in its Index, but which the Adviser believes will help the Fund track its Index. At all times, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Index.

Applicants' Legal Analysis:

Sections 5(a)(l) and 2(a)(32) of the Act

1.           Section 5(a)(l) of the Act defines an "open-end company" as a management company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer is entitled to receive prices that do not vary substantially from his proportionate share of the issuer's current net assets, or the cash equivalent.

2.           Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(l) and 2(a)(32) that would permit the Series Trust, as an open-end management investment company, to issue Shares.

3.           Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intraday liquidity. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at approximately their NAV.

4.           The Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, the Applicants hereby request that an order of exemption be granted.

Section 22(d) of the Act and Rule 22c-l under the Act

1.           Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-l under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV.

2.           Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the prospectus, and not at a price based on NAV. Shares of each Fund will be listed on an Exchange, and a firm will be designated by the Exchange to act as a specialist in and maintain a market on the Exchange for the Shares of each Fund. The Shares will trade on and away from the Exchange at all times on the basis of current bid/offer prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-l. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-l to permit the Shares to trade at negotiated prices.

3.           The concerns sought to be addressed by Section 22(d) and Rule 22c-l with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-l, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

4.           The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. Therefore, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

5.           The Applicants contend that the proposed distribution system also will be orderly because arbitrage activity will ensure that the difference between the market price of Shares and their NAV remains narrow.

6.           In addition, the Applicants believe that the ability to execute a transaction in Shares at an intraday price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade Shares in reliance on the efficiency of the market. Each Fund portfolio will be managed passively to attempt to match an Index, and such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

7.           The Applicants believe buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22 (d) and Rule 22c-l.

Section 22(e) of the Act

1.           Section 22(e) provides that an investment company may not postpone the date of payment or satisfaction upon the redemption of any redeemable security for more than seven calendar days following tender of such security for redemption. To the extent that Creation Unit may be deemed to be redeemable securities, applicants request an exemption to permit the Funds to redeem Creation Unit in a time period in excess of 7 calendar days at certain times during the calendar year. Applicants state that local holiday schedules combined with local delivery cycles may require more than seven calendar days for delivery of redemption proceeds several times during the calendar year for the Funds. Applicants expect, however, that these Funds will be able to deliver redemption proceeds within seven days at all other times. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may otherwise have under rule 15c6-l under the Exchange Act. Rule 15c6-l requires that most securities transactions be settled within three business days of the trade date.

2.           The principal reason for the requested exemption is that settlement of redemptions in respect of the Funds is contingent not only on the settlement cycle of the United States market, but also on the delivery cycles possible in the local markets for the underlying foreign securities of each Fund.  Applicants believe that the Trust will be able to comply with the delivery requirements of section 22(e) except where the holiday schedule applicable to the specific foreign market will not permit delivery of redemption proceeds within seven calendar days.

3.    Applicants intend to utilize in-kind redemptions to the maximum extent possible to assure the fullest investment of Trust assets in Portfolio Securities. Applicants believe that the requested exemption will make issuance and redemption of shares of a Fund less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of such shares in the secondary market which would benefit all shareholders.

4.           The Prospectus, SAI, and all relevant sales literature for the affected Fund will disclose that redemption requests for those Funds will be honored within the specified number of days following the date on which a request for redemption is made. Applicants contend that the redemption mechanism described above will not lead to unreasonable, undisclosed, or unforeseen delays in the redemption process.

5.           Applicants believe that allowing redemption payments for Creation Unit of a Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e), and that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Section 24(d) of the Act

1.           Section 5(b)(2) of the Securities Act requires that a statutory prospectus accompany or precede every sale of a security. Although Section 4(3) of the Securities Act exempts certain dealer transactions from the prospectus delivery requirements of Section 5, Section 24(d) of the Act disallows that exemption for transactions in redeemable securities issued by a unit investment trust or open-end investment company if any other security is currently being offered or sold by the issuer.

2.           Accordingly, Applicants seek relief from Section 24(d) to the extent necessary to allow sales of Shares by dealers in the secondary market unaccompanied by a prospectus (except during the first 25 days after Shares are first offered to the public, for the reasons described below). Applicants emphasize that they are not seeking relief from the prospectus delivery requirement for non-secondary market transactions, such as transactions in which an investor purchases Shares from the issuer or an underwriter.

3.           Although Shares can be redeemed in Creation Units, the substantial dollar amounts required to reconstitute a Creation Unit (over a million dollars for each of the Funds) represent a formidable barrier for most investors. From the perspective of the average retail investor- indeed, from the perspective of any investor who lacks the millions of dollars needed to reconstitute a Creation Unit - Shares look exactly like, and are bought and sold on the secondary market in precisely the same manner as, closed-end fund shares (which are not redeemable.) Closed-end fund shares are not subject to Section 24(d), and thus they are sold in the secondary market without prospectuses. To the best of Applicants' knowledge, neither the Commission, nor industry observers have ever suggested that closed-end fund shareholders are ill-served by this regulatory structure and that purchasers of closed-end fund shares should receive a prospectus or other disclosure document.

4.           NSMIA directs the Commission, whenever engaged in rulemaking under the Securities Act, the Exchange Act and the Act, to consider whether the proposed action "will promote efficiency, competition and capital formation," in addition to investor protection. Although Applicants are not seeking a rulemaking in this instance, we believe it would be appropriate for the staff of the Division of Investment Management and the Commission, to consider the standards articulated in NSMIA in evaluating this request for an exemption from Section 24(d) of the Act. Applicants believe the exemption is appropriate in the public interest because, in addition to being fully consistent with the Commission's mandate to protect investors, it will promote efficiency, competition and capital formation.

5.           Granting the requested relief would promote efficiency because it would reduce the Series Trust's costs of printing prospectuses and would free broker-dealers from the costly and burdensome obligation to deliver such prospectuses in situations where the absence of prospectus delivery would not compromise investor protection. The relief would promote competition both by placing Shares on a level playing field with closed-end equity funds, with which they compete on the Exchanges, and by enhancing the viability of the innovative exchange-traded fund share structure, which would serve to increase competition in the marketplace for investment companies and other equity basket products. Finally, the relief would promote capital formation because, by increasing the odds that Shares will be successful, it helps the exchange-traded fund share concept continue to grow and flourish, potentially increasing the level of investment in the United States.

6.           Applicants assert that relief from Section 24(d) is justified because the distribution and trading of Shares differs substantially from that of the typical open-end fund, including those funds with which Congress was concerned in 1954 when it amended Section 24(d) to make the dealer transaction exemption unavailable.

7.           Unlike the redeemable investment company securities with which Congress was concerned in 1954, Shares will be listed on an Exchange. The Commission previously has determined that Exchange listing affects the prospectus delivery requirements applicable to a particular security. Rule 174(d) under the Securities Act shortens, from 90 days to 25 days after the offering date, the period during which dealers must deliver a prospectus to secondary market purchasers if the security (like the Shares) is listed on an Exchange as of the offering date. According to the Commission release adopting Rule 174(d):

The existence of regulatory requirements applicable to exchange-listed and NASDAQ securities and market processes provide adequate investor protection to permit relaxation of the prospectus delivery requirements. Listing standards, filing and disclosure requirements, and market information requirements assure the availability and timely dissemination of material information.

8.           Applicants contend that Shares meet these criteria and likewise merit a reduction in the unnecessary compliance costs and regulatory burdens resulting from the imposition of prospectus delivery obligations in the secondary market.

9.           A great deal of information is available to prospective investors about the Shares and the Trust. Investors interested in a particular Trust can obtain the Trust's Form N-SAR, filed twice a year, and the annual and semi-annual reports sent to shareholders. In addition, because Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about an open-end fund security. Information regarding market price and volume is available on a real time basis throughout the day on brokers' computer screens and other electronic services such as Bloomberg and Reuters. The previous day's price and volume information is published daily in the financial section of newspapers. In addition, both stock market and mutual fund professionals follow the product closely and offer their analyses of why investors should purchase, avoid, hold or sell Shares. In short, Exchange listing of Shares helps ensure not only that there is a large amount of raw data available, but also that such data is packaged, analyzed, and widely disseminated to the investing public.

10.           For these reasons, Applicants request an exemption from Section 24(d) that would permit dealers to trade Shares in the secondary market in conformity with Section 4(3) of the Securities Act and Rule 174 thereunder. Under this arrangement, dealers would be required to provide a prospectus only during the first 25 days after Shares are first offered to the public. Thereafter, prospectus delivery would not be required in the secondary market for dealers no longer acting as underwriters. Applicants believe that the Series Trust will realize substantial savings from not having to print prospectuses for dealers to use in secondary market sales of Shares, and not having to pay the attendant postage charges.

11.           The primary disclosure documents with respect to the Shares will be the prospectus and the Product Description, described below. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory prospectus. Absent the exemption from Section 24(d) of the Act requested below, a statutory prospectus would have to accompany each secondary market trade of the Shares. In the past, the Commission has conditioned relief from Section 24(d) on a representation that investors purchasing from or through dealers3 in the secondary market would receive a short "Product Description" in lieu of the lengthier statutory prospectus. Consistent with this practice, Applicants will arrange for dealers selling Shares in the secondary market to provide purchasers with a Product Description that describes, in plain English, the relevant Trust and the Shares it issues.

12.           Because the prospectus will be delivered to investors dealing directly with the Series Trust, and the Product Description will be delivered to investors purchasing on the secondary market, the two documents will be tailored to meet the information needs of their intended audiences.

13.           The prospectus will make clear that Shares may be bought from a Trust only in Creation Units and redeemed with the Series Trust only if tendered in Creation Units, and will contain a detailed explanation of the procedures for purchasing and redeeming Creation Units. It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit. The prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from the Series Trust.

14.           The Product Description will provide a plain English overview of the relevant Trust, including its investment objective and investment strategies and the material risks and potential rewards of owning Shares including the application of trading halt procedures. It also will provide a brief, plain English description of the salient aspects of Shares, including: the manner in which the relevant Index value is reported; the manner in which Creation Units are purchased and redeemed; the manner in which Shares will be traded on the Exchange. It also will clearly disclose, among other things, Shares are not redeemable individually, and that an investor selling Shares on the secondary market may incur brokerage commissions when selling the Shares and may receive less than the NAV of the Shares. It will state the manner in which the Fund seeks to mirror its relevant Index (i.e., portfolio optimization or replication) and disclose its expected index tracking error. It further will disclose the identity of the Adviser and Sub-Adviser, if applicable. The Product Description will provide a website address where investors can obtain information about the composition and compilation methodology of the relevant Index. It will describe what action would be taken by the Fund if the Shares are delisted or its license with the compiler or sponsor of the Index was terminated. In the event the provider of any underlying Index no longer calculates the Index, if the Index license is terminated for any reason or if the identity or the character of the underlying Index is materially changed, the trustees will engage a replacement Index provider meeting the requirements described in this Application, or should it prove impracticable to engage a replacement Index provider, take whatever action is deemed to be in the best interests of the Funds' shareholders. The trustees' actions will be disclosed to current and prospective shareholders in periodic fund reports and in a stickered or revised prospectus. Finally, the Product Description will describe the composition and frequency of net dividend distributions.

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3 The term "dealer" as defined in Section 2(a)(12) of the Securities Act includes both a dealer effecting transactions for its own account and a broker effecting transactions for the accounts of others

15.           The Product Description is not intended to substitute for a full prospectus, and will not contain information that is not also contained in the prospectus. The Product Description will indicate that a prospectus and SAI about the Series Trust may be obtained, without charge, from the investor's broker or from the Series Trust's Distributor.

16.            The relevant Distributor will coordinate the production and distribution of Product Descriptions to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Product Description is provided to each secondary market purchaser of Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to participants in the DTC for distribution to shareholders.

17.           The above policies and format will also be followed in all reports to shareholders.

18.           A Fund's prospectus will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a "distribution," as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in a Fund's prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

19.           For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the relevant Distributor, breaks them down into the constituent Shares, and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A Fund's prospectus will state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

20.           A Fund's prospectus will also state that dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus- delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Fund's prospectus is available at the Exchange upon request. The prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange,

21.           When considering similar applications filed by SPDRs5, Mid Cap SPDRsi6, DIAMONDS6, Nasdaq-100 Shares7, and the Vanguard Index Funds8, the Commission has conditioned the exemption from Section 24(d) on an undertaking that the rules of the Stock Exchange on which the product is listed will require that member broker-dealers deliver to purchasers a "Product Description" describing the characteristics of the product. Applicants will abide by the same undertaking. Before the Applicants allow dealers to sell Shares in the secondary market unaccompanied by a statutory prospectus when prospectus delivery is not required by the Securities Act, the Exchange will have adopted (after review and approval by the Commission) such a rule.

22.            Stock Exchange member broker-dealers will be required to deliver a Product Description to their customers purchasing Shares, even if those purchases occur away from the Exchange. In addition, Applicants believe that any other Exchange that applies for unlisted trading privileges in Shares will have to adopt a rule, similar to the Exchange rule described above, requiring delivery of a Product Description.9 Accordingly, it is Applicants' belief that the volume of purchase transactions in which an investor will not receive a Product Description will not constitute a significant portion of the market activity in Shares.

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4           See SPDR Trust Series. 1940 Act Release Nos. 18959 (Sept. 17, 1992) (order) and 18959 (Sept. 17, 1992) (notice).
5           See In the Matter of MidCap SPDR Trust. Series 1. 1940 Act Release Nos. 20844 (Jan. 18, 1995) (order) and 20797 (Dec. 23, 1994) (notice).
6           See In the Matter of Diamonds Trust, et al.. 1940 Act Release Nos. 22979 (Dec. 30, 1997) (order) and 22927 (Dec. 5, 1997) (notice).
7           See In the Matter of the Nasdaq-100 Trust, et al.. 1940 Act Release Nos. 23702 (Feb. 22, 1999) (order) and 23668 (Jan. 27, 1999) (notice).
8           See In the Matter of Vanguard Index Funds, et al.. 1940 Act Release Nos. 24789 (December 12, 2000) (order) and 24680 (October 6, 2000) (notice).
9           See Rule 12f-5 under the Exchange Act, which provides that: "A national securities exchange shall not extend unlisted trading privileges to any security unless the national securities exchange has in effect a rule or rules providing for transactions in the class or type of security to which the exchange extends unlisted trading privileges." In the past, other stock exchanges seeking unlisted trading privileges for an exchange-traded investment company security have adopted rules that are the same or substantially the same as the rules in effect on the Exchange on which the security is listed.

Section 17(a) of the Act

1.           Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from selling any security to or purchasing any security from the company. Because purchases and redemptions of Creation Units will be "in-kind" rather than cash transactions, Section 17(a) may prohibit affiliated persons of the Funds from purchasing or redeeming Creation Units. The definition of "affiliated person" of another person in Section 2(a)(3) of the Act includes any person owning five percent or more of an issuer's outstanding voting securities; therefore, every purchaser of a Creation Unit will be affiliated with a Fund so long as fewer than twenty Creation Units of the Fund are extant. The Applicants request an exemption under Sections 6(c) and 17(b), from Section 17(a) to permit affiliated persons of the Funds to purchase and redeem Creation Units.

2.           Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, there may be a number of transactions by persons who may be deemed to be affiliates, the applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g. Keystone Custodian Funds. Inc., 21 S.E.C.295(1945).

3.           The Applicants contend that no useful purpose would be served by prohibiting affiliated persons of the Funds from purchasing or redeeming Creation Units. The composition of a Fund Deposit made by a purchaser or the Fund Redemption given to a redeeming investor will be the same regardless of the investor's identity, and will be valued under the same objective standards applied to valuing the Portfolio Securities. It is immaterial to the Series Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that "in-kind" purchases and redemptions will afford no opportunity for an affiliated person of a Fund to effect a transaction detrimental to the other holders of its Shares.

4.           The Applicants also note that the ability to take deposits and make redemptions in kind will help each Fund to track closely its Index and therefore aid in achieving the Fund's objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with the Fund's objectives and with the general purposes of the Act. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values. Therefore, no opportunity is created for affiliated persons or the applicants to effect a transaction detrimental to the other holders of Shares of a Fund.

5.           Accordingly, the Applicants believe that affiliates purchasing and selling Creation Units as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 17(a) of the Act.

Applicants' Conditions:

Applicants agree that any amended order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except for condition 1 to the Prior Order, which will be deleted.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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Deputy Secretary

END